UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the notice of Annual General Meeting and Proxy Statement of Nordic American Tanker Shipping Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 18, 2009	By:	/s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Nordic American Tanker Shipping Limited

May 13, 2009

TO THE SHAREHOLDERS OF

NORDIC AMERICAN TANKER SHIPPING LIMITED

Enclosed is a Notice of Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the "Company") and related materials. The Annual General Meeting will be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda on June 19, 2009, at 10:00 a.m. Bermuda time.

At this Annual General Meeting of Shareholders (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

1.
To increase to nine the maximum number of Directors that may serve on the Company's Board of Directors and to deem any vacancy arising as a "casual vacancy" within the meaning of Section 76 of the Company's bye-laws, delegating to the Board of Directors the authority to fill any such vacancy or vacancies ("Proposal One");

2.	To elect a total of seven Directors to serve until the next Annual General Meeting of Shareholders ("Proposal Two");

3.
To ratify and approve the reduction of the Company's paid up share capital by approximately $107.1 million, which is the amount of share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company ("Proposal Three");

4.	To ratify the appointment of Deloitte AS as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Four"); and

5.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One, Two, Three or Four each requires the affirmative vote of a majority of the votes cast at the meeting. We urge you to vote in favor of all of the Proposals.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKER SHIPPING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 19, 2009

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on June 19, 2009 at 10:00 a.m. Bermuda time at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, for the following purposes, of which items 1 through 4 are more completely set forth in the accompanying Proxy Statement:

1.           To increase to nine the maximum number of Directors that may serve on the Company's Board of Directors and to deem any vacancy arising as a "casual vacancy" within the meaning of Section 76 of the Company's bye-laws, delegating to the Board of Directors the authority to fill any such vacancy or vacancies;

2.           To elect a total of seven Directors to serve until the next Annual General Meeting of Shareholders;

3.           To ratify and approve the reduction of the Company's paid up share capital by approximately $107.1 million, which is the amount of share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company;

4.           To ratify the appointment of Deloitte AS as the Company's independent auditors for the fiscal year ending December 31, 2009;

5.           To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2008; and

6.           To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 5, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.\

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order Of The Board Of Directors
Timothy J Counsell Secretary
May 13, 2009 Hamilton, Bermuda

NORDIC AMERICAN TANKER SHIPPING LIMITED

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 19, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 13, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 5, 2009 (the "Record Date"), the Company had outstanding 37,893,679 common shares, par value $0.01 per share ("Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

EXPANSION OF THE BOARD OF DIRECTORS

The Company currently has seven Directors. As provided in the Company's bye-laws, the Board of Directors is submitting for approval at the Meeting a proposal to expand the Board to nine Directors and to deem any vacancy arising a "casual vacancy," delegating to the Board the authority to fill such vacancy or vacancies. The Board of Directors believes Proposal One is in the best interests of the Company, as it will permit the Board of Directors to add qualified candidates without the necessity of calling special shareholder meetings. Board members will still be up for reelection by the shareholders at the next Annual General Meeting. As set forth below, whether or not Proposal One is approved by the shareholders, the Board will nominate seven persons at the Meeting for election as Directors of the Company. If Proposal One is adopted, the vacancies for the eighth and ninth positions may be filled in the future by the Board of Directors.

Required Vote. Approval of Proposal One will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE EXPANSION OF THE MAXIMUM SIZE OF THE BOARD OF DIRECTORS TO NINE MEMBERS AND THE DETERMINATION THAT ANY VACANCY ARISING BE DEEMED A CASUAL VACANCY, DELEGATING TO THE BOARD THE AUTHORITY TO FILL SUCH VACANCY OR VACANCIES. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

ELECTION OF DIRECTORS

The Company currently has seven Directors. As provided in the Company's bye-laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal. Irrespective of whether Proposal One is approved at the Meeting, the Board of Directors will nominate the seven present Directors listed below for re-election as Directors of the Company.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Position
Herbjørn Hansson	61	Chairman, Chief Executive Officer, President and Director
Hon. Sir David Gibbons	81	Director
Andreas Ove Ugland	54	Director
Torbjørn Gladsø	62	Director
Andrew W. March	53	Director
Paul J. Hopkins	61	Director
Richard H. K. Vietor	63	Director

The biographies of the Company's present Directors are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1 980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Sir David Gibbons has been a Director of the Company since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

Andreas Ove Ugland has been a Director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his entire career in shipping in the Ugland family owned shipping group.

Andrew W. March has been a Director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply logistics and transport. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

Torbjørn Gladsø has been a Director of the Company since October 2003. Mr. Gladsø is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladsø is Chairman of our Audit Committee

Paul J. Hopkins has been a Director of the Company since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972, he worked with Shell Canada as part of its offshore Exploration Group.

Richard H. K. Vietor has been a Director of the Company since July 2007. Mr. Vietor is the Senator John Heinz Professor of Environmental Management at the Harvard Graduate School of Business Administration where he teaches courses on the regulation of business and the international political economy. He was appointed Professor in 1984. Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri. He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

            Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

Audit Committee. In accordance with the rules of the NYSE, the Company's Board of Directors has established an Audit Committee, consisting of two independent Directors. The members of the Audit Committee are Mr. Gladsø and Sir David Gibbons.

Officers. Mr. Hansson serves as the Company's President and Chief Executive Officer. Turid M. Sørensen is the Company's Chief Financial Officer.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

REDUCTION OF SHARE PREMIUM

The Board is submitting for approval at the Meeting the reduction of the Company's paid up share capital by approximately $107.1 million, which is the amount of share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company, which we refer to as share premium. The reason for the reduction is primarily to increase the ability of the Company to declare and distribute dividends to the Company's shareholders should the saleable value of the assets of the Company decline to certain levels. The reduction in share premium will not result in a distribution to shareholders at this time but rather the surplus resulting from such reduction will be credited to the Company's contributed surplus account.

Currently, the Company's aggregate share capital represented by the Company's outstanding common shares is $378,937 based on the aggregate par value of the Company's 37,893,679 common shares having a par value of $0.01 each. The share premium of the Company is currently approximately $107.1 million based on the excess of the price paid by shareholders for the Company's common shares over their aggregate par value.

Our dividend policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow during the previous quarter after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our credit facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities, our issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for our shares in excess of the aggregate par value of such shares).

Since our inception, we have issued shares at various times in excess of such shares' par value. This excess constitutes our share premium. Share premium is not available for payment of dividends under Bermuda law. If the saleable value of our assets were to decline to a certain level, we may not satisfy the second test outlined above, even if we were solvent and had available net operating cash flow to distribute.

The reduction in share premium will give our Board of Directors greater flexibility to declare dividends to our shareholders. Specifically, the reduction in share capital will enable the Board of Directors to declare a dividend, when the Company is solvent, and would not be rendered insolvent upon payment of the dividend, and has available cash to distribute, so long as the realizable value of the Company's assets exceeds its liabilities plus $378,937.

The Company is required, in order to effectuate such reduction to cause a notice to be published in an appointed newspaper stating the amount of the share capital as last previously determined by the Company, the amount to which the share capital is to be reduced, and the date as from which the reduction is to have effect. The notice is required to be published not more than thirty days and not less than fifteen days prior to the date on which the reduction is to have effect and is intended to be published on or about June 30, 2009. The Company may only effect such reduction if there are reasonable grounds for believing that the Company is, or after the reduction would be, able to pay its liabilities as they become due, in relation to which an affidavit shall be required to be sworn by not less than two directors of the Company on or about the date on which the reduction is to take effect.

Within 30 days after the date such reduction of the paid up share capital is effective the Company, as required by Bermuda law, will file a memorandum, with a copy of the notice and the affidavit referred to above, in the office of the Bermuda Registrar of Companies ("Registrar") notifying the Registrar of compliance with the Companies Act.

            Required Vote. Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION OF SHARE PREMIUM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte AS as the Company's independent auditors for the fiscal year 2009. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2008. These financial statements are being distributed to shareholders as part of the Company's 2008 Annual Report.

Deloitte AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Four will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2009 FISCAL YEAR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board of Directors has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
(212) 297-0720
Toll Free: (877) 279-2311
 info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two, Three or Four have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order Of The Board Of Directors
Timothy J Counsell Secretary
May 13, 2009 Hamilton, Bermuda

SK 01318 0002 986249 v5

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